# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: T3 Defense Inc., CIK 0001787518
CUSIP: 67054R302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 11/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001885408

## Reporting persons
- Nexera Technologies Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 425,594; shared voting power 0; sole dispositive power 425,594; shared dispositive power 0; aggregate amount beneficially owned 425,594 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: The percentage is based on 3,834,775 shares of common stock of the Issuer issued and outstanding as of November 5, 2026, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: T3 Defense Inc.
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: Nexera Technologies Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: 7 Mezada St., Bnei Brak, Israel 5126112.
Citizenship: The Reporting Person is a company organized under the laws of the State of Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person directly holds 425,594 shares of common stock.
Percent of class: 9.99% based on 3,834,775 shares of common stock issued and outstanding as of November 5, 2026, based on information provided by the Issuer.
Sole power to vote or to direct the vote: 425,594
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 425,594
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Nexera Technologies Ltd.: /s/ Ronen Zalayet, Ronen Zalayet, CFO (11/12/2026)